CLIFFS **Cliffs Corporate Announcement**

Dear Colleague,

Earlier today, we issued an open letter to all Cliffs shareholders providing an update on the positive change that is underway at your Company. While I encourage you to read the full letter, posted on www.cliffsnaturalresources.com, I want you to know that your Board and management team have undertaken a comprehensive review of our portfolio of assets and strategic options and are executing a plan to enhance shareholder value. Consistent with this focus, over the last year, we have taken decisive steps to improve our financial and operating performance across all businesses, to the benefit of our customers, shareholders and employees. Specifically, we have:

- **Strengthened our balance sheet** with cash flows from operations and undertaken a disciplined approach to capital spending.
- **Further reduced expected full-year 2014 capital spending.** The management team is prudently and proactively managing Cliffs' financial position in response to recent commodity price movements, as demonstrated by our recent announcement to further reduce full-year 2014 capital expenditures by an additional $100 million, lowering expected total capital expenditures by approximately $562 million, or 65% year over year. This is in addition to reducing capital expenditures by $266 million in 2013.
- **Implemented an enterprise cost reduction initiative** in 2013 that resulted in SG&A cost reduction of $134 million, or 32%, year over year with further reductions in SG&A costs on track for 2014. Total SG&A and exploration spend for the year is anticipated to be $200 million, excluding any costs associated with proxy related expenses and severance.
- **Refocused and strengthened our core US business**, including the successful extension of three long-term, value-enhancing commercial contracts in our US iron ore business.
- **Adjusted aggressively our Canadian portfolio of assets** through operational actions; capital expenditure reductions; and cessation of exploration projects by:
    - Significantly reducing 2014 expansion capital expenditures at Bloom Lake Mine in Quebec and initiating a major cash cost reduction program.
    - Idling production at the Wabush Mine in the Province of Newfoundland and Labrador at the end of Q1 2014.
    - Indefinitely suspending spending on the Chromite Project in Northern Ontario and preserving future value options for the asset should a government-backed infrastructure solution emerge.
- **Instituted a critical remake of our Board and senior management team.** The Cliffs Board has decades of leadership experience in mining, steel, basic materials, finance, engineering and natural resources businesses and is equipped to make critical judgments. Importantly, we recently added four new and highly qualified directors to continue overseeing the execution of our strategy by management.

**As you may know, Casablanca Capital, a hedge fund that owns approximately 5% of our common stock, is proposing to replace a majority of our Board of Directors and appoint a replacement CEO.** We believe Casablanca and the majority of its nominees lack the experience necessary to effectively lead Cliffs in today's operating environment. Furthermore, all of Casablanca's strategic suggestions, including its recent proposals and those it previously proposed (and withdrew or modified), are either flawed or have already been considered by our current Board and management team. In short, we believe that Casablanca fails to provide a sustainable, long-term value-enhancing plan for Cliffs. We are writing to ask for your support in your capacity as

a Cliffs shareholder at this time.

While the Board and management team continue to execute our plan to enhance value at Cliffs, you should all feel proud of what we have accomplished together. The best thing you can do is stay focused on your day-to-day responsibilities, and continue to provide the world's largest and fastest growing steel markets with world-class iron ore and coal products.

As always, it is important for us to speak with one voice. Accordingly, if you receive any calls from the media, analysts or other outside parties, please forward them to Jessica Moran, Director, Investor Relations at (216) 694-6532 or Pat Persico, Director, Global Communications at (216) 694-5316, who will respond on the Company's behalf.

Our Board and management team have great confidence in the future of Cliffs, and I want to thank you all for your hard work and continued dedication.

Sincerely,

**Gary B. Halverson**
President and Chief Executive Officer

06/16/2014

**Important Additional Information**

Cliffs, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from Cliffs' shareholders in connection with the matters to be considered at Cliffs' 2014 Annual Meeting. Cliffs filed a definitive proxy statement with the SEC on June 10, 2014 in connection with any such solicitation of proxies from Cliffs' shareholders. CLIFFS' SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Cliffs' directors and executive officers in Cliffs' shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with Cliffs' 2014 Annual Meeting. Information can also be found in Cliffs' Annual Report on Form 10-K for the year ended Dec. 31, 2013, filed with the SEC on Feb. 14, 2014, as amended and filed with the SEC on April 30, 2014, and Cliffs' definitive proxy statement on Schedule 14A, filed with the SEC on June 10, 2014. Shareholders will be able to obtain the proxy statement, any amendments or supplements to the definitive proxy statement and other documents filed by Cliffs with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Cliffs' website at www.cliffsnr.com or by contacting James Graham, Vice President, Chief Legal Officer & Secretary at (216) 694-5504. Shareholders may also contact D.F. King & Co., Inc., Cliffs' proxy solicitor, toll-free at (800) 487-4870 or by email at cliffs@dfking.com.